UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KalVista Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483497103

(CUSIP Number)

Thomas Dyrberg

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 483497103

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 2,901,927
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 2,901,927
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,901,927
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 29.2% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 9,925,247 shares of Common Stock outstanding at the closing of the Exchange Transaction as reported by the Issuer.

Item 1.	Security and Issuer

On November 21, 2016 (the “Effective Date”), Carbylan Therapeutics, Inc. (“Carbylan”) acquired all of the ordinary and preferred shares held by the shareholders of KalVista Pharmaceuticals Ltd., a private company incorporated and registered in England and Wales (“KalVista Ltd.”), in exchange for the issuance of a certain number of shares of Carbylan common stock issued to the KalVista Ltd. shareholders, based on the relative stipulated values of Carbylan and KalVista Ltd. and as adjusted for a 14:1 reverse stock split (the “Exchange Transaction”).

On the Effective Date, (i) KalVista Ltd. became a wholly owned subsidiary of Carbylan and (ii) Carbylan effected a name change to “KalVista Pharmaceuticals, Inc.” (hereinafter, the “Issuer”).

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of the Issuer. The Issuer’s principal executive office is located at Building 227, Tetricus Science Park, Porton Down, Salisbury, Wiltshire, United Kingdom SP4 0JQ.

Item 2.	Identity and Background

(a)	The reporting person (“Novo A/S”) is Novo A/S, a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

The name of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(b)	The business address of both Novo A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(c)	Novo A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Exchange Transaction, Novo A/S held 7,787,140 Series A Preferred Shares and 2,181,095 Series B Preferred Shares (the “Preferred Shares”) of KalVista Ltd. The purchase price of the Preferred Shares was paid by Novo A/S from its working capital. Immediately prior to the closing of the Exchange Transaction, the Preferred Shares automatically converted on a one-for-one basis into 9,968,235 ordinary shares of KalVista Ltd. On the Effective Date, pursuant to the Exchange Transaction, Novo A/S received an aggregate of 2,901,927 shares of the Issuer’s Common Stock in exchange for its 9,968,235 ordinary shares of KalVista Ltd.

Item 4.	Purpose of Transaction

The acquisitions of Issuer securities made by Novo A/S, as described in this Schedule 13D, were for investment purposes. Novo A/S intends to review its investments in the Issuer on a continuing basis and any actions Novo A/S might undertake will be dependent upon its review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Novo A/S may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. Other than as described herein, Novo A/S currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Novo A/S may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)	Novo A/S beneficially owns an aggregate of 2,901,927 shares of the Issuer’s Common Stock (the “Novo Shares”), representing approximately 29.2% of the outstanding shares of Common Stock of the Issuer, based upon 9,925,247 shares of Common Stock outstanding at the closing of the Exchange Transaction as reported by the Issuer.

(b)	Novo A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Except as described in this Schedule 13D, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c)	Except as set forth in Item 3 of this Schedule 13D, Novo A/S has not effected any transactions in the Issuer’s Common Stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Stock within the past 60 days.

(d)	Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock held in the name of Novo A/S and reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement

The Issuer, Novo A/S and certain other holders of the Issuer’s securities entered into a letter agreement with the Issuer dated as of June 15, 2016 (the “Lock-Up Agreement”), pursuant to which, among other things, the parties thereto have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to any shares of the Issuer’s Common Stock or any securities exercisable or exchangeable for the Issuer’s Common Stock including, as applicable, shares and other securities received in the Exchange Transaction from the closing of such transaction until 180 days following the closing of such transaction.

Registration Rights Agreement

The Issuer, Novo A/S and certain other holders of the Issuer’s securities are party to that certain Restated Registration Rights Agreement dated as of June 15, 2016 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer will, promptly following the closing of the Exchange Transaction and not later than 150 days following the closing of such transaction, subject to certain exceptions pursuant to the terms of the Registration Rights Agreement, file a registration statement with the Securities and Exchange Commission on Form S-3 or on another appropriate form reasonably acceptable to the parties thereto covering the resale of the Issuer’s Common Stock and other securities issued the parties. The Registration Rights Agreement terminates with respect to any holder who is permitted to sell on the first to occur of (i) when all of the registrable shares held by the parties are eligible to be sold or distributed pursuant to Rule 144 of the Securities Act of 1933, as amended, within any consecutive three (3) month period without volume or manner of sale limitations or (ii) when there are no longer any registrable securities outstanding.

The descriptions contained in this Statement on Schedule 13D of the Registration Rights Agreement and the Lock-Up Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Except for the Registration Rights Agreement and the Lock-Up Agreement, neither Novo A/S, the Foundation, nor any person named in Schedule I has entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Share Purchase Agreement dated as of June 15, 2016 (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed June 15, 2016 (File No. 001-36830)).

Exhibit B	Form of Lock-Up Agreement (incorporated by reference to Exhibit 2.3 of the Issuer’s Form 8-K filed June 15, 2016 (File No. 001-36830)).

Exhibit C	Form of Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed June 15, 2016 (File No. 001-36830)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2016	Novo A/S

/s/ Thomas Dyrberg
Thomas Dyrberg, Managing Partner-Ventures

Schedule I

Information regarding each director and executive officer of both Novo A/S and the Novo Nordisk Foundation is set forth below.

Novo A/S
Name, Title at Novo A/S	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Göran Ando Director	Essex Woodlands Berkeley Square House Berkeley Square London, W1J 6BD United Kingdom	Self-employed Professional Board Director	Sweden

Jeppe Christiansen Director	Kollemose 37 2830 Virum Denmark	Chief Executive Officer Fondsmaeglerselskabet Maj Invest A/S	Denmark

Steen Riisgaard Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Per Wold-Olsen Director	T7B22 Favray Court Tigne Point TP01 Malta	Professional Board Director	Norway

Kasim Kutay Chief Executive Officer of Novo A/S	Bredgade 63, 3.th. 1260 Copenhagen K Denmark	Chief Executive Officer of Novo A/S	British

Peter Haahr Chief Financial Officer of Novo A/S	Ordrup Have 21 2900 Charlottenlund Denmark	Chief Financial Officer of Novo A/S	Denmark

Thomas Dyrberg Managing Partner-Ventures	Bengtasvej 9a 2900 Hellerup Denmark	Managing Partner-Ventures of Novo A/S	Denmark

Michael Shalmi Managing Partner Large Investments	Stigårdsvej 4 2900 Hellerup Denmark	Head of Large Investments, Novo A/S	Denmark

Novo Nordisk Foundation
Name, Title at Novo Nordisk Foundation	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Bo Ahrén Director	Merkuriusgatan 11 S-224 57 Lund Sweden	Professor of Medicine and Vice Chancellor, Lund University Lund, Sweden	Sweden

Novo Nordisk Foundation
Name, Title at Novo Nordisk Foundation	Address	Principal Occupation	Citizenship

Karsten Dybvad Director	Carl Baggers Alle 15 2920 Charlottenlund Denmark	Director General and Chief Executive Officer DI (Confederation of Danish Industry)	Denmark

Lars Fugger Director	Staunton Road 72 OX3 7TP Great Britain	Professor, John Radcliffe Hospital University of Oxford, Oxford, Great Britain	Denmark

Anne Marie Kverneland Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory Technician Novo Nordisk A/S	Denmark

Lars Bo Køppler Director	Anemonevej 7 3550 Slangerup Denmark	Technician Novozymes A/S	Denmark

Désirée J. Asgreen Director	Strandhaven 105 2665 Vallensbæk Strand Denmark	Project Director Novo Nordisk A/S	Denmark

Marianne Philip Director	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard Vice Chairman of the Board	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer Novo Nordisk Foundation	Denmark